UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Assertio Holdings, Inc.

(Name of Subject Company)

Assertio Holdings, Inc.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

04546C304

(CUSIP Number of Class of Securities)

Mark Reisenauer

Chief Executive Officer

Assertio Holdings, Inc.

100 South Saunders Rd., Suite 300

Lake Forest, IL 60045

(224) 419-7106

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Ryan A. Murr

Branden C. Berns

Evan M. D’Amico

Gibson, Dunn & Crutcher LLP

One Embarcadero Center, Suite 2600

San Francisco, CA 94111

(415) 393-8200

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of certain communications relating to the proposed acquisition of Assertio Holdings, Inc., a Delaware corporation (the “Company” or “Assertio”), by Garda Therapeutics, Inc., a Delaware corporation (“Parent”), and Audi Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), pursuant to the terms and subject to the conditions of an Amended and Restated Agreement and Plan of Merger, dated as of May 1, 2026 (the “Amended and Restated Merger Agreement”), by and among the Company, Parent and Purchaser.

Pursuant to the Amended and Restated Merger Agreement, and upon the terms and subject to the conditions thereof, Purchaser will commence a cash tender offer (the “Offer”) on or before May 4, 2026. The Offer will consist of an offer to purchase all of the outstanding shares of common stock of the Company, par value $0.0001 per share (the “Common Stock”), for $21.80 per share of Common Stock, payable in cash, without interest (the “Offer Price”). If successful, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, Purchaser will be merged with and into the Company (the “Merger”) pursuant to Section 251(h) of the Delaware General Corporation Law, with the Company continuing as the surviving corporation in the Merger as a wholly owned subsidiary of Parent.

The information set forth under Items 1.01, 7.01 and 9.01 of the Current Report on Form 8-K filed by the Company on May 4, 2026 (including all exhibits attached thereto and incorporated therein by reference) is incorporated herein by reference.

Important Information about the Offer and Where to Find It

The Offer for the shares of Common Stock of Assertio referenced in this communication has not yet commenced. This communication is for informational purposes only, is not a recommendation and is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the Offer materials that Parent and Purchaser will file with the SEC upon the commencement of the Offer. The solicitation and offer to buy the shares of Common Stock of Assertio will only be made pursuant to the Offer materials that Parent and Purchaser will file with the SEC. At the time the Offer is commenced, Parent and Purchaser will file a tender offer statement on Schedule TO, and, thereafter, Assertio will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the Offer.

THE OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION AND THE PARTIES THERETO. INVESTORS AND STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL EACH CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES.

The Offer to Purchase, the related Letter of Transmittal and certain other Offer documents, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, will be made available to all holders of shares of Common Stock of Assertio at no expense to them. The Offer materials and the Solicitation/Recommendation Statement on Schedule 14D-9 will be made available for free at the SEC’s website at www.sec.gov or by accessing the investor relations section of the Company’s website at https://investor.assertiotx.com.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other Offer documents, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, Assertio files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read any reports, statements or other information filed by Assertio with the SEC for free on the SEC’s website at www.sec.gov or by accessing the investor relations section of the Company’s website at https://investor.assertiotx.com.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs. Forward-looking statements speak only as of the date they are made and should not be relied upon as predictions of future events, as there can be no assurance that the events or circumstances reflected in these statements will be achieved or will occur.

In particular, this communication includes forward-looking statements regarding Assertio Holdings, Inc. (“Assertio” or the “Company”), the proposed tender offer by Audi Merger Sub, Inc., a wholly owned subsidiary of Garda Therapeutics, Inc. (“Garda”), to acquire all outstanding shares of the Company’s common stock, the subsequent merger pursuant to which the Company would become a wholly owned subsidiary of Garda, including, without limitation, statements regarding the expected timing and completion of these transactions and the parties’ ability to satisfy the conditions to consummation.

Forward-looking statements can often, but not always, be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “might,” “opportunity,” “plan,” “potential,” “project,” “seek,” “should,” “strategy,” “target,” “will,” or the negative of these words and phrases, other variations of these words and phrases or comparable terminology.

These forward-looking statements are based upon current estimates and assumptions and are subject to various risks and uncertainties, many of which are beyond the Company’s control and subject to change. Actual results could differ materially from those expressed or implied by these forward-looking statements. Important factors that could cause actual results to differ materially include, among others: risks associated with the timing of the closing of the proposed transaction, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of the proposed transaction will not occur in which case Rolvedon would be the Company’s only product; uncertainties as to how many of the Company’s stockholders will tender their shares in the offer; the possibility that competing offers will be made; the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction; the outcome of any legal proceedings that may be instituted against the parties and others related to the transaction; unanticipated difficulties or expenditures relating to the proposed transaction; the effect of the announcement or pendency of the proposed transaction on the Company’s business and operating results (including the response of business partners and competitors and potential difficulties in employee retention as a result of the announcement and pendency of the proposed transaction); risks related to the diverting of management’s attention from the Company’s ongoing business operations; general economic and market conditions; and other risks and uncertainties identified in the Company’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other filings. Many of these risks and uncertainties may be exacerbated by public health emergencies and general macroeconomic conditions.

The foregoing list of factors is not exhaustive. You should not place undue reliance on any forward-looking statements. The Company does not assume, and hereby disclaims, any obligation to update or revise any forward-looking statements, except as required by law.